Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of Investor presentation to be made to the Analysts/Investors

November 9, 2022, Mumbai: In furtherance to our filing dated October 21, 2022, please find reproduced herein below the presentation to be made to the Analysts/Investors on the Audited Standalone Financial Results and Unaudited Consolidated Financial Results for the second quarter and half year ended September 30, 2022.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

TATA MOTORS




SAFARI


SEY 401

Tata Motors Group

Results for quarter ended 30th September 2022

Safe harbour statement

Statements in this presentation describing the objectives, projections, estimates and expectations of Tata Motors Limited (the "Group"), Jaguar Land Rover Automotive plc ("JLR ") and its business segments may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Group's operations include, amongst others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Group operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Certain analysis undertaken and represented in this document may constitute an estimate from the Group and may differ from the actual underlying results.

Narrations

- Q2FY22 represents the 3 months period from 1 Jul 2021 to 30 Sep 2021
- Q1FY23 represents the 3 months period from 1 Apr 2022 to 30 Jun 2022
- Q2FY23 represents the 3 months period from 1 Jul 2022 to 30 Sep 2022

Accounting Standards

- Financials (other than JLR) contained in the presentation are as per IndAS
- Results of Jaguar Land Rover Automotive plc are presented under IFRS as approved in the EU.

Other Details

- **Presentation format :** The results provided represent the details on consolidated segment level. The operating segment comprise of Automotive segment and others.
- In automotive segment, results have been presented for entities basis four reportable sub-segments as below


TML Group Automotive business
Tata Commercial Vehicles (Tata CV)
Includes TML & subs - TDCV, TDSC, TMML,TMSA, PTTMIL and Joint operation TCL
Tata Passenger Vehicles (Tata PV)
Includes TMPVL, TPEML,TMETC, TRILIX and Joint operation FIAPL
Jaguar Land Rover
Vehicle Financing (Tata Motors Finance)

- **JLR volumes:** Unless otherwise specified, retail volume and wholesales volume data includes sales from the Chinese joint venture ("CJLR")
- **Reported EBITDA** is defined to include the product development expenses charged to P&L and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, revaluation of foreign currency other assets and liabilities, MTM on FX and commodity hedges, other income (except government grant) as well as exceptional items.
- **Reported EBIT** is defined as reported EBITDA plus profits from equity accounted investees less depreciation & amortisation.
- **Free cash flow** is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities, M&A linked asset purchases and movements in financial investments, and after net finance expenses and fees paid.
- Retail sales for India business represents the estimated retails during the quarter

Product and other highlights

TATA MOTORS


TATA MOTORS

Launch of 5 CNG trucks, including India's first in MHCV, introduction of new age ADAS


YODHA
TATA INTRA

Setting new benchmarks with the launch of the Yodha 2.0, Intra V20 bi-fuel and Intra V50.


Tiago.ev

Launch of Tiago EV, receives blockbuster opening with more than 10K bookings



Range Rover / Range Rover Sport ramp up continues to increase



Order bank grows to new record of 205,000 units



Partnership agreements with suppliers improving chip visibility

Q2: Revenue ₹ 79.6KCr, EBITDA 9.7%, PBT(bei) ₹ (1.8)KCr

TATA MOTORS

Volume recovery and richer mix improves margins despite lower than planned volumes at JLR

Q2 FY23 | Consolidated | IndAS, ₹ KCr


Global Wholesales
(K units)
YoY +33.1 %
252.2
316.7
335.8
Q2 FY22
Q1 FY23
Q2 FY23


Revenue
₹KCr
YoY 29.7 %
61.4
71.9
79.6
Q2 FY22
Q1 FY23
Q2 FY23


PBT (bei)
₹KCr
-3.5
-5.0
-1.8
Q2 FY22
Q1 FY23
Q2 FY23


EBITDA
%
YoY +130 bps
8.4
7.4
9.7
Q2 FY22
Q1 FY23
Q2 FY23


EBIT
%
YoY +390 bps
-1.5
-0.7
2.4
Q2 FY22
Q1 FY23
Q2 FY23


FCF(Auto)
₹KCr
-3.2
-9.8
1.0
Q2 FY22
Q1 FY23
Q2 FY23

EBIT 2.4%; Net Auto Debt ₹ 59.9 KCr

TATA MOTORS

EBIT improves YoY and QoQ.

Q2 FY23 | Consolidated | IndAS



Revenue ₹ KCr
61.4
17.2
4.9
(4.5)
0.6
79.6
28.0%
8.0%
(7.3)%
1.0%
29.7% increase
Q2FY22
Volume & Mix
Price
Translation
Others
Q2FY23



Profitability (EBIT) ₹Cr
(902)
2,690
409
169
(420)
1,946
EBIT Q2 FY22
JLR
Tata (CV)
Tata (PV)
Others
EBIT Q2 FY23
(1.5)%
4.1%
0.5%
0.3%
(1.0)%
2.4%



Net Auto Debt ₹ KCr
40.9
6.2
34.7
48.7
6.7
9.6
32.4
60.7
7.4
18.5
34.8
59.9
7.8
19.9
32.5
FY21
FY22
Q1FY23
H1FY23
Ext. Debt
Impact of WC change
Lease


ABF 112

JAGUAR LAND ROVER AUTOMOTIVE PLC

Results for the quarter ended 30 September 2022

ADRIAN MARDELL

Chief Financial Officer

Q2: Revenue £5.3b, EBITDA 10.3%, PBT(bei) £ (173)m

Revenue, profitability, cash flows improve despite lower than planned volumes due to chip supply

Q2 FY23 | Jaguar Land Rover | IFRS, £m

Retails
(K units)



YoY (4.9)%
92.7
78.8
88.1
Q2 FY22
Q1 FY23
Q2 FY23

Revenue
£m



YoY + 36 %
3,871
4,406
5,260
Q2 FY22
Q1 FY23
Q2 FY23

PBT* (bei)
£m



-302
-524
-173
Q2 FY22
Q1 FY23
Q2 FY23

EBITDA
%



YoY +300 bps
7.3
6.3
10.3
Q2 FY22
Q1 FY23
Q2 FY23

EBIT
%



YoY +570 bps
-4.7
-4.4
1.0
Q2 FY22
Q1 FY23
Q2 FY23

FCF
£m



-664
-769
-15
Q2 FY22
Q1 FY23
Q2 FY23

*PBT shown before £155m exceptional item for pensions in Q1 FY23. PBT including exceptional items: Q1 FY23 = £(369)m

Q2 FY23 Performance highlights

JAGUAR LAND ROVER

Volume & Revenue

- Retails up QoQ by 12% but down YoY by 5% vs Q2 FY22 (before chip constraints fully impacted sales to customers)
- Wholesales up 5% QoQ, disappointingly lower than planned, due to a shortage in supply of specialised chips from a specific supplier
- Range Rover / Range Rover Sport production ramps up to over 2,000 per week
- Order book grows further to 205,000 units

Profitability

- EBIT margin increased to 1.0% reflecting higher wholesales, and stronger product mix (new Range Rover & Range Rover Sport ramp up)
- Loss before tax reduced to £(173)m, improvement of £351m vs Q1 on the back of higher wholesale volumes, stronger mix and pricing and revaluation of commodity hedges, offset by higher material costs, increased engineering spend and higher marketing spend
- Refocus continues to drive value generation with £300m delivered in Q2

Cash Flow

- Near breakeven cash flow of £(15)m in the quarter with breakeven volumes at 70k
- Total cash £3.7b at 30 September 2022. Current available liquidity of £5.2b including undrawn RCF of £1.5b from July 2022

Q2 wholesales of 75k, up 5% QoQ, 18% YoY with improved model mix

Q2 retails of 88k, up 12% QoQ but down from Q2 FY22 (before impact of chip constraints)

Q2 FY23 | Brands | Units in 000's


RANGE ROVER
DEFENDER
DISCOVERY
JAGUAR
TOTAL
RETAILS*
39.2
37.0
40.3
16.7
14.5
16.9
17.5
12.1
13.6
19.2
15.2
17.3
92.7
78.8
88.1
WHOLESALES*
29.8
33.0
37.4
14.3
17.7
17.5
10.3
10.2
8.4
9.6
10.9
12.0
64.0
71.8
75.3
Q2 FY22
Q1 FY23
Q2 FY23

* Retails Includes sales from unconsolidated Chinese joint venture, wholesales excludes sales from unconsolidated Chinese joint venture

Q2 wholesale China & N. America mix significantly improved

Q2 retail China & N. America mix also improved QoQ

Q2 FY23 | Regions | Units in 000's



UK
N. AMERICA
EUROPE
CHINA
OVERSEAS
RETAILS*
WHOLESALES*
14.3
16.0
15.0
21.3
14.0
17.7
17.1
19.6
17.7
25.5
18.5
25.5
14.5
10.7
12.2
12.6
16.3
11.9
17.5
13.6
22.5
13.8
21.4
15.7
8.3
8.1
13.3
11.7
12.4
11.9
Q2 FY22
Q1 FY23
Q2 FY23



JLR POWERTRAIN MIX(RETAILS)
34%
34%
35%
55%
54%
54%
11%
12%
11%
65% electrified
Q2 FY22
Q1 FY23
Q2 FY23
ICE
MHEV
BEV & PHEV

* Retails Include sales from unconsolidated Chinese joint venture. Wholesales are excluding sales from Chinese Joint Venture

Improved profitability YoY reflects stronger volume, mix and pricing

Partially offset by increased inflation, structural costs and FX impacts

Q2 FY23 | IFRS, £m



Volumes 120
Mix 302
Emissions (65)
Other 15
Pricing 112
VME (1.7)% to (1.1)% 29
Material cost (181)
Manu-facturing (1)
Warranty 24
SG&A (83)
Eng'g expense (38)
Other (67)
Operational FX 244
Realised FX derivatives (189)
Net Debt revaluation (8)
Other reval. (92)
Unrealised commodity derivatives 7
(302)
372
141
(158)
(188)
(38)
(173)
Q2 FY22 PBT
Volume & Mix
Net Pricing
Contribution Costs
Structural costs
FX & commodities
Q2 FY23 PBT

EBIT Margin	(4.7)%	11.0%	(3.0)%	(3.3)%	1.0%	1.0%

Favourable operational FX offset partially by hedging

Total FX unfavourable £(38)m after other FX revaluation

Q2 FY23 | IFRS, £m


244
(189)
55
(8)
(92)
(45)
7
(38)
Operational Exchange (1)
Realised FX hedges
FX Impact on EBIT
FX revaluation of net debt & debt hedges
Other FX Revaluation
FX impact on PBT
Unrealised commodity hedges
FX, Commodity Impact on PBT

£m	Q2 FY22	Q1 FY23	Q2 FY23
Hedge reserve[2]	(111)	(1,195)	(2,017)
Change (QoQ / YoY)	*(1,906)*	*(822)*	
Total Hedges	15,679	20,655	20,161

Rates	Q2 FY23	QoQ	YoY
GBP:USD	1.116	(8.1)%	(17.0)%
GBP:EUR	1.136	(2.2)%	(1.9)%
GBP:CNY	7.909	(2.7)%	(9.1)%

Hedge reserve[2] at 31 Oct 22 – £(1,407) with GBP:USD at 1.156

[1] The year-on-year operational exchange is an analytical estimate, which may differ from the actual impact
[2] Hedge reserve is the hedge reserve pre-tax

Near breakeven free cashflow £(15)m in Q2

Free cashflow excluding working capital £109m

Q2 FY23 | IFRS, £m


D&A 493
Free cashflow excluding working capital £109m
Payables (269)
Receivables 80
Inventory (110)
Other 175
(173)
834
(26)
635
(526)
(124)
(15)
Q1 FY22 to Q2 FY23: £(2,076)m
PBT*
Non-cash and other
Cash Tax
Cash profit after tax
Investment spending
Working capital
Free cash flow
Q2 FY22
(302)
694
(71)
321
(484)
(501)
(664)

Cash flow breakeven around 280k wholesales in Q2

Units 000's


Annualised cash flow breakeven wholesales
660
540
400
330
320
280
c. 300
FY19
FY20
FY21
FY22
Q1 FY23
Q2 FY23
FY23

Note: FY22 and prior years include working capital

Total Q2 investment £526m

Engineering capitalisation rate 40%, increasing as future products reach capitalisation triggers

Q2 FY23 | IFRS, £m



155
237
392
134
526
Capitalised Engineering
Expensed Engineering
Total Engineering
Capital Investment
Total Investment

	Capitalised Engineering	Expensed Engineering	Total Engineering	Capital Investment	Total Investment
Q2 FY22	119	199	318	166	484


176 UYP

BUSINESS UPDATE

Semiconductor response

Optimising program planning and improving future supply

OPTIMISE PROGRAM PLANNING

- Optimise production plans given chip constraints using digital tools
- Ensure available chips are allocated to the most profitable models and markets

IMPROVE FUTURE SUPPLY

- Engaging directly with chip suppliers
- Entering into partnership agreements to improve visibility of supply in the near term and support future product programmes
  - Agreements generally provide a framework for near and medium term visibility of supply and for future product programmes, although some relate only to future product programmes
  - Agreements now signed with several of the most critical chip suppliers and further agreements in progress
- Focus to secure CY23 supply to enable improved volumes in H2 FY23 and beyond

New Range Rover & Range Rover Sport production increasing

Ramp up continuing with further increases planned



WEEKLY RR/RRS PRODUCTION
1,100
1,350
1,350
2,000
2,400
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22



Note: Approximately 46 weeks of production in each fiscal year due to planned shut down periods

Strong demand continues – record order book of 205k units

New Range Rover, New Range Rover Sport & Defender account for over 70% of order book


Q2 FY23 | Units in 000's
CUSTOMER ORDER BOOK WALK QoQ
110
Other
Defender
Q1 FY22 closing order book
125
Other
Defender
Q2 FY22 closing order book
155
Other
Defender
Range Rover
Q3 FY22 closing order book
168
Other
Defender
Range Rover
Q4 FY22 closing order book
200
Other
Defender
Range Rover
Range Rover Sport
Q1 FY23 closing order book
(87)
Fulfilled orders
92
Net new orders
205
Other
Defender
Range Rover
Range Rover Sport
Q2 FY23 closing order book
72% of total book

JLR and retailer inventory remain below normal levels


Units 000's
80
70
60
50
40
30
20
10
0
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
JLR Inventory
Retailer Inventory
JLR inventory target range*
Retailer inventory target range*

* Target inventory is based on number of days cover and so fluctuates over the year.

Significant inflation headwinds offset by Refocus

Revenue and cost optimisation actions being taken to mitigate inflation

FY23 SOURCES OF INFLATION


Commodity prices
Semiconductors
Energy
Other

Inflation accounted for c. -£430m increased cost in the first half of FY23

REFOCUS SAVINGS IN FY23

MARKET PERFORMANCE

- £250m value contribution in H1
- Primarily re-pricing and optimisation of available semi-conductor using data analytics

COSTS

- £50m labour and quality cost saving through Agile transformation activities

INVESTMENT

- £250m investment savings for H1 through applying strict payback criteria on non-production spend

£550m saved from Refocus initiatives so far in FY23

Inflation includes direct costs and indirect costs from supplier price increases

Outlook: Expect improved results as chip supply gradually improves

	FY23 ACTUALS	FY23 OUTLOOK	
	H1	H2	FY23
WHOLESALES*	147k	>160k	c. 310k
REVENUE	£9.7b	> £10b	c. £20b
EBIT MARGIN	(1.5)%	Positive	Positive
INVESTMENT	c.£1.0b	c.£1.2b	c. £2.3b
FREE CASH FLOW	£(784)m	c £750m	Breakeven

KEY PRIORITIES

- Continue to secure chip supplies through strategic tie ups
- Continue to ramp up production of the New Range Rover and the New Range Rover Sport
- Improve wholesales in H2 to over 160K and step up further in the coming years
- Refocus savings, including price increases, of £1bn+ in FY23 to offset cost inflation
- Deliver positive EBIT margin and positive free cash flow in H2 FY23

*wholesales exclude sales from unconsolidated Chinese joint venture





Tata Commercial Vehicles

(Includes Tata CV India, Tata Cummins JO results and Tata CV International)

Girish Wagh & PB Balaji

Registration (VAHAN) market shares at 43.2%

TATA MOTORS

Shifting to "Demand Pull" business model for sustainable market share gains; focus on profitable growth

Tata Commercial Vehicles | Domestic market share


Commercial Vehicles
44.7%
43.9%
43.2%
FY22
Q1 FY23
H1 FY23

Vahan Category	TML Product Line constituents
HGV+HMV	ICV (13-16 Tons) + MHCV Range (> 17 Tons)
MGV	ICV (7.5 – 12 Tons)
LGV	SCV Cargo, PU + LCV range (Up to 7.5 Tons)
HPV+MPV+LPV	HPV – MHCV Buses, MPV- ICV Buses, LPV- LCV Buses/Winger/Magic


HGV+HMV
52.6%
50.7%
50.7%
FY22
Q1FY23
H1FY23
MGV
48.6%
48.0%
47.2%
FY22
Q1FY23
H1FY23
LGV
41.4%
40.2%
39.3%
FY22
Q1FY23
H1FY23
LPV + MPV + HPV
36.8%
41.4%
41.1%
FY22
Q1FY23
H1FY23

VAHAN registration market share basis Govt of India's VAHAN portal, the data excludes registration for states of MP, Andhra and Telangana and based on 7 categories of VAHAN portal.

HGV: Heavy Goods Vehicles HMV: Heavy Motor Vehicles MGV: Medium Goods Vehicles LGV: Light Goods Vehicles LPV: Light Passenger Vehicles MPV: Medium Passenger vehicles HPV : Heavy Passenger Vehicles

Tata Commercial Vehicles - Volumes

TATA MOTORS

Strong YoY growth driven by increase in MHCV, passenger carrier demand, pick up in infra projects; higher retails

Tata Commercial Vehicles | India Business Volumes



Wholesales (incl. exports)
(K units)
YoY 14.9%
Exports
8.7
87.4
78.7
5.2
101.1
95.9
6.8
100.4
93.6
Q2 FY22
Q1 FY23
Q2 FY23



Retails (domestic)
(K units)
YoY 22.8%
77.3
90.5
94.9
Q2 FY22
Q1 FY23
Q2 FY23



100%
100%
22%
78%
40%
60%
16%
18%
66%
18%
20%
62%
11%
89%
10%
90%
12%
9%
79%
17%
10%
73%
H1FY23
FY22
MHCV
ILCV
SCV
Buses
Total
Diesel
Petrol
CNG+EV

Q2: Revenue ₹ 16.4KCr, EBITDA 5.0%, PBT(bei) ₹ 0.3 KCr

TATA MOTORS

Revenue growth of 36%; Q2 margins impacted by residual commodity inflation.

Q2 FY23 | Tata Commercial Vehicles | IndAS, ₹ KCr



Wholesales
(K units)
YoY + 15.0 %
89.7
103.7
103.1
Q2 FY22
Q1 FY23
Q2 FY23



Revenue
₹KCr
YoY + 35.5 %
12.1
16.3
16.4
Q2 FY22
Q1 FY23
Q2 FY23



PBT (bei)
₹KCr
-0.1
0.3
0.3
Q2 FY22
Q1 FY23
Q2 FY23



EBITDA
%
YoY 180 bps
3.2
5.5
5.0
Q2 FY22
Q1 FY23
Q2 FY23



EBIT
%
YoY 260 Bps
-0.3
2.8
2.3
Q2 FY22
Q1 FY23
Q2 FY23

EBIT at 2.3% (+260) bps; PBT (bei) ₹ 0.3 K Cr

Margins improve on higher volumes and realisations offset by residual commodity inflation; Reductions secured from Q3

Q2FY23 | Tata Commercial Vehicles | IndAS, ₹ Cr

₹ Cr. IndAS


FME ₹(29) Cr
Employee cost ₹ (118) Cr
D&A and PDE : ₹9Cr
Others : ₹ (55) Cr
Realized/unrealized FX ₹(25) Cr
Unrealized commodities : ₹50Cr
Others : ₹ 31Cr
(145)
429
638
(493)
(193)
56
292
PBT (bei) Q2FY22
Volume, Mix
Realisations(incl VME)
Var Cost
Fixed cost
FX & Others
PBT (bei) Q2FY23

EBIT %	(0.3)%	2.7%	3.9%	(3.0)%	(1.2)%	0.2%	2.3%

+90 bps

For analytical purposes only

Tata Commercial Vehicles – Overall update

TATA MOTORS

Industry continued upward trajectory, cautiously optimistic despite inflationary head winds

Key Highlights

- Industry continued its upward trajectory, grew by 40% YoY this quarter
- EBIT margin impacted due to residual impact of commodities and lower export mix. Partly offset by sustained pricing and cost actions towards end of Q2
- Consistent growth in Spare and Service penetration, helped grow Non-vehicle-business revenue grew by 50% in H1 FY23 vs H1 FY22
- Sequential rise in CNG prices led to drop in CNG fuel mix to ~17% and ~15% in ILCV and SCVPU respectively vs 44% and 18% in Q2 FY22

Bright Spots

- Strong industry growth led by M&HCVs (+61% vs Q2FY22) and robust recovery in passenger carriers (+152% vs Q2FY22)
- Consistent gain in NPS, Top of Mind Brand awareness and consideration by 100, 200 and 300 bps respectively vs last year, at highest ever levels
- Strengthened play with launch of 30+ new products and 70+ variants in H1 FY23 including new range of Pickups, CNG trucks and active safety features
- Semiconductor situation eased further

Focus areas

- Focus on retail acceleration and VAHAN (registration) share through "Demand Pull" based supplies
- Retain focus on margin improvement through sustained market operating price improvement and cost reduction
- Continue to engage with key financiers to create solutions that support customers in a rising interest rate environment
- Readiness for BSVI RDE phase 2 emission regulation migration from April 2023
- International markets CV industry volume declined sharply; focus on maintaining market shares, margins and channel health.

MHCV: Medium and heavy Commercial vehicles   ILCV: Intermediate and Light Commercial vehicles   SCV: Small commercial vehicles

Tata Commercial Vehicles – New business update

TATA MOTORS

Electric Mobility

- Successfully completed ACE EV in-market trials with leading e-Commerce customers
- Gearing up operations and supply chain to deliver healthy order pipeline of E-buses and Ace EV

TML Smart City Mobility Solutions Ltd.

- Completed delivery of 100 E-buses to Delhi Transport Corporation; TML e-bus fleet cumulatively crossed 51 million Kms
- Received LOA for 3.6K buses from Delhi, Kolkata & Bangalore as part of CESL tender
- Awarded LOA for 200 E-Buses to be operated in Jammu and Srinagar; healthy order pipeline built, including orders from private sector
- > 96% uptime delivered for the fleet of 500 E-buses managed under *pay per use model*
- Revenue attributable to this business in H1 FY23 crossed ₹ 200 Crs

Digital

- Consistently grew Fleet edge, connected truck platform, with total vehicles crossing 290K
- Sustained growth in monthly active users of Fleet Edge
- Launched Fleet edge MVP-2: with new features, enhanced reports and insights for fleet owners/managers
- E-dukaan, online marketplace for spares, clocked 3X revenue in H1 FY23 vs same H1 FY22

1. MVP: Minimum Viable Product 2. LOA: Letter of allocation 3. CESL: Convergence Energy Services Limited





Tata Passenger Vehicles

(Includes Tata PV, EV India, FIAPL JO results and International business(PV+EV))

Shailesh Chandra & PB Balaji

Tata Passenger Vehicles – Sustained volume growth

TATA MOTORS

Tata Passenger Vehicles | India business | Volumes



Wholesales (incl. exports)
(K units)
Exports
YoY 69.0%
0.4
84.4
84.0
0.2
130.4
130.2
0.5
142.8
142.3
Q2 FY22
Q1 FY23
Q2 FY23



Retails (domestic)
(K units)
YoY 57.0%
85.2
124.8
133.7
Q2 FY22
Q1 FY23
Q2 FY23



Domestic Market share
8.2%
12.1%
14.1%
FY21
FY22
H1 FY23



Powertrain Mix
Petrol
Diesel
EV
CNG
2%
18%
80%
3%
5%
20%
72%
10%
8%
17%
65%
FY21
FY22
H1FY23

Surpassed FY22 sales in H1 FY23 ;Expanding sales and charging network to accelerate sales growth

TATA MOTORS

Tata Passenger Electric Vehicles | Domestic



Volume & Market Share
71%
87%
88%
4,218
19,105
20,808
FY 21
FY 22
H1 FY23
Market share



Network
51
97
75
143
165
250
FY21
FY22
H1FY23
Cities
Dealerships



Charging infra
450
2,000
3,466
FY21
FY22
H1 FY23

Q2: Revenue ₹ 12.5KCr, EBITDA 5.4%, PBT(bei) positive

Revenue growth 71%; Q2 margins impacted by residual commodity inflation and fx.

Q2 FY23 | Tata Passenger Vehicles |IndAS, ₹ KCr



Wholesales
(K units)
YoY + 69.0 %
84.4
130.4
142.8
Q2 FY22
Q1 FY23
Q2 FY23



Revenue
₹KCr
YoY + 71.0 %
7.3
11.6
12.5
Q2 FY22
Q1 FY23
Q2 FY23



PBT (bei)
₹KCr
-0.20
0.01
0.17
Q2 FY22
Q1 FY23
Q2 FY23



EBITDA
%
YoY (70) bps
6.1
6.1
5.4
Q2 FY22
Q1 FY23
Q2 FY23



EBIT
%
YoY +200 Bps
-1.6
0.9
0.4
Q2 FY22
Q1 FY23
Q2 FY23

EBIT at 0.4% (+200) bps; PBT (bei) positive

TATA MOTORS

Margins improve on better volumes, mix & realisations offset by residual commodity inflation, fx

Q2FY23 | Tata Passenger Vehicles | IndAS, ₹ Cr



₹ Cr. IndAS
FME : ₹(15) Cr
Employee cost : ₹(140) Cr
D&A and PDE : ₹(39)Cr
Other fixed expenses : ₹3Cr
Unrealized commodity hedges : ₹72 Cr
realized/unrealized FX ₹ (59) Cr
Others ₹ 65 Cr
(209)
505
188
(204)
(191)
78
167
PBT (bei) Q2FY22
Volume, Mix
Realisations(incl VME)
Var Cost
Fixed cost
FX & Others
PBT (bei) Q2FY23
EBIT %
(1.6)%
4.4%
1.5%
(1.6)%.
(1.5)%
(0.8)%
0.4%
-10 bps

For analytical purposes only

Business update

Significant growth posted in Q2; PV and EV business growth to continue.

Tata Passenger and Electric Vehicles

	Key Highlights	Bright spots	Challenges
Industry	• Industry wholesale breached quarterly 1mn mark in Q2 for the first time ever; with 38% YoY growth • Segment MS : SUV @ 41.6% with 220 bps↑, Hatches @ 35.2% with 420bps↓	• Industry to sustain strong retails in Q3 with some moderation in offtake • Gradual improvement in semiconductor supplies	• Migration to 2023 Model year and BSVI Phase 2 • Market growth to normalise
PV +EV	• 14.1% market share in H1 FY23; PV and EV business grew YTD by 84% and 371% YoY • Highest ever quarterly offtakes • #1 SUV manufacturer in Q2 FY22 • Posted highest ever EV sales @ 12K units in Q2; Market Share @ 87% • Strong booking response to "Tiago.ev" launch.	• Demand being sustained across the portfolio on the back of strong consumer appeal • Consistency in supplies to support balanced offtake • Strong trajectory of growth in EV to continue	• Sustain focused initiatives for demand generation • Execute migration to BSVI Ph2 as per plan • Continue profitability improvement inline with glidepath.

TATA MOTORS
Connecting Aspirations




SAFARI

Tata Motors (CV+PV)

**TML, TMPVL, TPEML and Joint operations TCL and FIAPL.*

Q2 FY23 Free Cash Flows ~₹ 0.7 KCr

Strong cash profits and favourable working capital driving positive cash flows

Q2FY23 | Tata Motors Domestic Business |IndAS, ₹ Cr*

TATA MOTORS
Connecting Aspirations



Payables, acceptances ₹ 148 Cr
Trade receivables ₹ 163 Cr
Inventories ₹ 1 Cr
Others ₹ 106 Cr
(81)
1,562
(124)
1,357
(784)
418
(293)
698
Q2 FY23
PBT (bei)* *
Non-cash and other
Tax
Cash profit after tax
Investment
Working capital changes
Finance expenses (net), dividend
Free cash flow*

	PBT (bei)**	Non-cash and other	Tax	Cash profit after tax	Investment	Working capital changes	Finance expenses (net), dividend	Free cash flow*
H1 FY23	**(149)**	**3,175**	**(222)**	**2,804**	**(1,532)**	**(2,651)**	**(816)**	**(2,195)**

**Includes free cash flows of TML, TMPVL, TPEML and Joint operations FIAPL, TCL.*

***PBT (bei) includes corporate and interest costs not allocated to Tata CV and Tata PV segments, and excludes the PBT(bei) of international subsidiaries of Tata CV and Tata PV segments*

Investment Spending in Q2FY23 ₹ 1.2 KCr, H1FY23 ₹ 2.3 KCr

FY23 capex to be ~ ₹ 6000 Cr; FCF to remain positive

TATA MOTORS
Connecting Aspirations

Q2FY23 | Tata Motors Domestic Business* |IndAS, ₹ Cr

Q2FY23 | Domestic CV Business |IndAS, ₹ Cr



121
200
321
194
515
Capitalised R&D
Expensed R&D
Total R&D
Capital & Other Investment
Total Investment Spending

H1 FY23	382	378	760	299	1,059

Q2FY23 |Domestic PV+EV Business |IndAS, ₹ Cr



229
210
439
240
679
Capitalised R&D
Expensed R&D
Total R&D
Capital & Other Investment
Total Investment Spending

H1 FY23	420	348	768	431	1,199

*Includes details for TML, TMPVL, TPEML and Joint operations FIAPL, TCL.

Managed AUM ₹ 46.3K Cr & PBT ₹ (77 Cr)

TATA Motorsfinance

Normal book is healthy; Focus on sourcing and growing quality book with targeted collections; Pandemic affected restructured book being monitored closely

H1 FY23 | Tata Motors Finance | IndAS, ₹(Cr INR)

IndAS	H1 FY22	H1 FY23
CV Market Share	28%	23%
PBT	15	(77)
ROE (Pre-tax)	0.6%	NA
AUM	43,039	46,296
GNPA % *	8.1%	8.5%
NNPA %	6.1%	5.5%

** GNPA & NNPA includes performance of assets on and off book*

- Disbursals at ₹ 9,750 Cr for H1FY23 were up 62.6% YoY. H1 FY22 was a low base impacted by Covid 2nd wave.
- H1 loss primarily due to sharp slippages in the COVID linked restructured book (₹ 4.7K Cr). This is being closely monitored and corrections will be taken if required.
- The performance of normal assets on book remains healthy with 4.7% GNPA and 3.6% NNPA
- Aim to improve sourcing quality and while driving targeted collections.
- Capital adequacy at 22.6% and Tier-1 capital at 13.0%. DE ratio at 5.5x as on 30th Sep 2022.
- Liquidity comfortable at ₹ 7.5K Cr as of 30th Sep 2022.

- TMF and TMFSL classified as Middle Layer NBFCs by RBI.
- Process to demerge the NBFC business of Tata Motors Finance (TMF) into Tata Motors Finance Solution (TMFSL) kicked off; will consolidate and simplify the corporate structure of TMF Group.

Looking ahead

TATA MOTORS

We remain committed to consistent, competitive, cash accretive growth whilst deleveraging the business

Outlook (FY23)

- Demand remains strong for now; will remain a key monitorable in the wake of global uncertainties
- Chip supply to improve further; volumes to ramp up steadily
- Cooling commodity prices to aid improvement in underlying margins
- Aim to deliver strong improvement in EBIT and free cash flows in H2.

Jaguar Land Rover priorities

- Continue to secure chip supplies through strategic tie ups
- Continue to ramp up production of the New Range Rover and the New Range Rover Sport
- Improve wholesales* in H2 to > 160K and step up further in the coming years
- Refocus savings, including price increases, of £1bn+ in FY23 to offset cost inflation
- Deliver positive EBIT margin and positive free cash flow in H2 FY23

Tata Motors priorities

CV	• Market beating revenue growth through product innovation, service quality and thematic brand activation • Sharp improvement in realisations and EBITDA margins • Successfully deliver the new business models
PV	• Continue to deliver market beating growth • Continue to improve profitability and cash flows
EV	• Increase EV penetration with exciting new launches and capacity enhancement

*wholesales exclude sales from unconsolidated Chinese joint venture




SAFARI


SEY 401

Q&A session

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Tata Motors Group : Additional details

Results for the quarter ended 30th September 2022

Q2 FY23: Tata Motors Group Financials

TATA MOTORS

Consolidated

Quarter ended September 30, 2022

Rs Cr. IndAS

	JLR	Tata Commercial Vehicles	Tata Passenger Vehicles	Others*	Consolidated
Revenue from operations	49,477	16,420	12,547	1,166	79,611
Grant income / incentives	471	72	101	2	646
Expenses :					
Cost of materials consumed	(30,004)	(12,545)	(10,785)	739	(52,595)
Employee benefit expenses	(5,678)	(1,033)	(422)	(764)	(7,898)
Other expenses	(7,341)	(1,879)	(612)	(529)	(10,358)
Product development and engineering expenses	(2,236)	(200)	(105)	20	(2,522)
Exchange gain / loss (realized)	870	(19)	(43)	49	857
EBITDA	5,559	816	680	682	7,738
Depreciation and amortization	(4,779)	(444)	(631)	(44)	(5,897)
Profit / loss from equity accounted investees	60	-	-	46	106
EBIT	840	372	49	685	1,946
Other income (excl. grant income)	185	36	168	4	393
Finance cost	(1,157)	(120)	(56)	(1,154)	(2,487)
Unrealized FX, Unrealized commodities	(1,475)	4	6	(55)	(1,520)
PBT (bei) (Incl share of JV and Associates)	(1,607)	292	167	(520)	(1,668)

EBITDA Margin	11.2%	5.0%	5.4%	NA	9.7%
EBIT Margin	1.7%	2.3%	0.4%	NA	2.4%

** Others include vehicle financing, other segment and income / expenses not specifically allocable to any other segments*

Q2 FY22: Tata Motors Group Financials

TATA MOTORS

Consolidated

Quarter ended September 30, 2021

Rs Cr. IndAS

	JLR	Tata Commercial Vehicles	Tata Passenger Vehicles	Others*	Consolidated
Revenue from operations	39,964	12,119	7,337	1,959	61,379
Grant income / incentives	446	47	122	3	618
Expenses :					
Cost of materials consumed	(25,529)	(9,245)	(6,100)	(216)	(41,091)
Employee benefit expenses	(5,253)	(921)	(286)	(673)	(7,133)
Other expenses	(4,629)	(1,492)	(589)	(29)	(6,740)
Product development and engineering expenses	(2,035)	(116)	(29)	60	(2,121)
Exchange gain / loss (realized)	246	(1)	(3)	6	248
EBITDA	3,210	390	451	1,109	5,160
Depreciation and amortization	(5,101)	(426)	(571)	(25)	(6,123)
Profit / loss from equity accounted investees	41	-	-	20	61
EBIT	(1,850)	(36)	(120)	1,105	(902)
Other income (excl. grant income)	37	40	12	160	249
Finance cost	(955)	(109)	(54)	(1,210)	(2,327)
Unrealized FX, Unrealized commodities	(313)	(43)	(47)	(23)	(426)
PBT (bei) (Incl share of JV and Associates)	(3,081)	(148)	(209)	32	(3,406)
EBITDA Margin	8.0%	3.2%	6.1%	NA	8.4%
EBIT Margin	-4.6%	-0.3%	-1.6%	NA	-1.5%

** Others include vehicle financing, other segment and income / expenses not specifically allocable to any other segments*

Tata Motors Group Financials

Jaguar Land Rover

Q2 FY23 & H1 FY23 | IFRS, £m

	Q2 FY22	Q1 FY23	Q2 FY23	H1 FY22	H1 FY23	Q2 v Q2 YoY Change	Q1 v Q2 QoQ Change	FY22 v FY23 YoY Change
Revenues	3,871	4,406	5,260	8,837	9,666	1,389	854	829
Material and other cost of sales	(2,500)	(2,762)	(3,212)	(5,649)	(5,974)	(712)	(450)	(325)
Employee costs	(513)	(570)	(604)	(1,105)	(1,174)	(91)	(34)	(69)
Other (expense)/income	(694)	(885)	(1,058)	(1,602)	(1,943)	(364)	(173)	(341)
Product development costs capitalised	119	90	155	251	245	36	65	(6)
Depreciation and amortisation	(467)	(477)	(493)	(952)	(970)	(26)	(16)	(18)
Share of profit/(loss) from Joint Ventures	3	2	6	(7)	8	3	4	15
Adjusted EBIT	(181)	(196)	54	(227)	(142)	235	250	85
Revaluation including FX and other	(30)	(221)	(115)	(16)	(336)	(85)	106	(320)
Net finance (expense) / income	(91)	(107)	(112)	(169)	(219)	(21)	(6)	(50)
Profit / (loss) before tax and exceptional items	(302)	(524)	(173)	(412)	(697)	129	351	(285)
Exceptional items	0	155	(0)	(0)	155	(0)	(155)	155
Profit / (loss) before tax	(302)	(369)	(173)	(412)	(542)	129	196	(130)
Income tax	(79)	(113)	75	(255)	(38)	154	188	217
Profit / (loss) after tax	(381)	(482)	(98)	(667)	(580)	283	384	87

Registration (VAHAN) market shares at 43.2%

TATA MOTORS

Shifting to "Demand Pull" business model for sustainable market share gains; focus on profitable growth

Tata Commercial Vehicles | Domestic market share



Commercial Vehicles
44.7%
43.9%
43.2%
FY22
Q1 FY23
H1 FY23



MHCV
55.0%
53.3%
53.1%
FY22
Q1FY23
H1FY23
ILCV
49.3%
47.8%
48.7%
FY22
Q1FY23
H1FY23
SCV
38.7%
38.4%
37.5%
FY22
Q1FY23
H1FY23
Buses & Vans
39.1%
41.4%
41.1%
FY22
Q1FY23
H1FY23

VAHAN registration market share basis Govt of India's VAHAN portal, the data excludes registration for states of MP, Andhra and Telangana and estimated for four product lines.

Debt profile

Strong liquidity; debt maturities well spread out


IFRS, £m
JLR
Debt maturity profile
Total
8,216
241
882
848
Undrawn
RCF
1,500
228
1,009
835
624
120
761
1,900
768
2,306
5,142
CY22
CY23
CY24
CY 25
CY 26
Thereafter
Total
Borrowings
Bonds
Bank facilities
Finance Lease


RCF,
1,500
Cash,
3,716

£5.2b Liquidity


IndAS
₹ Crores
Tata Domestic Business*
Debt maturity profile
Total
18,610
854
1,754
16,002
1,754
620
3,086
3,502
5,330
2,973
491
CY22
CY23
CY24
CY25
CY26
Thereafter
Total
Borrowings
Long Term Debt
Short Term
Finance Lease

**Includes data for Domestic CV, PV, EV business, and Joint operation – Tata Cummins and FIAPL*


Cash,
5,579

₹ 5.6 KCr Liquidity

China JV continues to deliver improved financial performance

Q2 FY23 | IFRS, £m

(Presented on 100% basis)

	FY20	FY21	FY22	Q1 FY23	Q2 FY23	Q2 FY22 v Q2 FY23 YoY Change	Q1 FY23 v Q2 FY23 QoQ Change
Retail volumes ('000 units)	50.0	64.3	54.0	11.0	15.2	0.7	4.2
Wholesale volumes ('000 units)	49.5	65.3	53.5	10.8	14.6	0.4	3.8
Revenue	1,296	1,820	1,669	363	504	58	141
Profit/(Loss) – before tax	(231)	(114)	(63)	4	20	21	16
Profit/(Loss) – after tax	(175)	(83)	(43)	3	12	13	9
EBITDA Margin	(1%)	5%	8%	13%	13%	2%	(0%)
EBIT Margin	(17%)	(5%)	(3%)	2%	4%	4%	2%